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                             June 1, 2023

       David Hsu
       Chief Executive Officer
       SolarMax Technology, Inc.
       3080 12th Street
       Riverside, CA 92507

                                                        Re: SolarMax
Technology, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 23,
2022
                                                            File No. 333-266206

       Dear David Hsu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed on May 2,
2023

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Critical Accounting Policies
       Impairment of Long-Lived Assets and Goodwill, page 93

   1. We note your disclosure that based on your annual impairment testing you determined the estimated fair value of
our PRC reporting unit substantially exceeds its carrying value and that there was no
impairment loss for the years ended December 31, 2022 and 2021. We further note your
disclosure on page 87 that you have no pending agreement with SPIC or any other customer for
your China segment during the year ended December 31, 2022 and continuing through the
date of this prospectus, despite the fact that China has relaxed its zero tolerance policy.
In light of your lack of revenues and continued losses in your China
 David Hsu
SolarMax Technology, Inc.
June 1, 2023
Page 2
      segment and lack of future customer agreements, please further describe to us the results of your impairment test and how management was able to determine that the fair value of its PRC reporting unit substantially exceeds its carrying value. In providing your response, please highlight any significant assumptions used including how the Company considered the previously mentioned negative trends in arriving at its conclusion. Notes to Consolidated Financial Statements
7. Other Receivables and Current Assets, Net, page F-32

2. We note you have $390,529 of capitalized merger costs at December 31, 2022. We note the SPAC merger was terminated in April 2022. Please clarify for us the nature of these capitalized costs and how you determined it was appropriate to capitalize such costs at
      December 31, 2022.
18. Income Taxes, page F-51

3. We note your tax rate reconciliation table on page F-52. Please clarify for us and in your filing the nature of the return-to-provision true-up line item. In addition, please clarify for us your basis in U.S. GAAP for recording this item.
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,
FirstName LastNameDavid Hsu
                                                              Division of
Corporation Finance
Comapany NameSolarMax Technology, Inc.
                                                              Office of Real
Estate & Construction
June 1, 2023 Page 2
cc:       Asher Levitsky
FirstName LastName